

November 5, 2015

Mail Stop 4720

<u>Via E-mail</u>
Pedro José Moreno Cantalejo
Vice President of Administration and Finance
Santander Mexico Financial Group, S.A.B. de C.V.
Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.

> **Re: Santander Mexico Financial Group, S.A.B. de C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **File No. 1-35658**

Dear Mr. Cantelejo:

We have reviewed your response letter dated September 22, 2015 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2014</u>

<u>Item 4.B. Business Overview, page 43</u>

<u>Movements in Allowance for Impairment Losses, page 104</u>

<u>Impaired Asset Ratios, page 106</u>

1.   We note your response to prior comment 1 regarding the trends in the allowance coverage ratio. Please respond to the following:

- In your response to the third bullet of the prior comment letter, you disclose the fact that in 2013, there was a Ps.3,397 million increase in the allowance for impairment losses due to loan portfolio performance, but that during 2014, there was a Ps.(618) million reduction in the allowance for impairment losses due to loan portfolio performance. Please tell us the factors driving this change, particularly in light of the fact that charge-offs increased in 2014 relative to 2013, and non-performing loans to total loans increased between 2013 and 2014 from 3.81% to 3.90%.

- Please discuss the specific factors that drove the increase in the allowance for impairment losses to total loans at December 31, 2014, March 31, 2015 and September 30, 2015, despite the reduction in non-performing loans to total loans. We note that this trend is based on results under Mexican Banking GAAP, as that is the only information available for the interim period results. To the extent that a different trend would result under IFRS, please advise to the extent reasonably known.

- Tell us why you stated in the Q3 earnings release furnished on Form 6-K on October 29, 2015 that, despite improved asset quality, loan loss reserves increased "as anticipated" under Mexican Banking GAAP.

You may contact Svitlana Sweat at (202) 551-3326 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter at (202) 551-3317 or Eric Envall at (202) 551-3234 with any other questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services